Change is Necessary to Drive Long-Term Success at Progenics Pharmaceuticals, Inc.

June 20, 2019

Disclosure & Disclaimer

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THIS PRESENTATION IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY INTERESTS IN ANY FUND, ACCOUNT OR INVESTMENT VEHICLE MANAGED BY VELAN CAPITAL, L.P. (TOGETHER WITH THE OTHER PARTICIPANTS IN ITS SOLICITATION, "VELAN") AND IS BEING PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF VELAN, AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO PROGENICS PHARMACEUTICALS, INC. ("PROGENICS" OR THE "COMPANY"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

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Table of Contents

- **Executive Summary**

- **Performance, Stockholder & Governance Issues**
  - Dismal Share Price Performance
  - Entrenchment-Minded Tactics & Egregious Governance Practices
  - Ineffective Oversight of Underqualified & Overpaid Management
  - Lack of Transparency

- **Operational Concerns**
  - Botched Commercial Execution
  - Questionable Clinical Program Decision Making
  - Inefficient Financial Management

- **Conclusion**

- **Appendix**

Executive Summary

This is a Rare Moment

- **Stockholders have an opportunity to have their voices heard at the Progenics Pharmaceuticals, Inc. ("PGNX", "Progenics", or the "Company") Annual Meeting to be held on Thursday, July 11th**

- **The Company's slogan is "Find, Fight, and Follow" -- we urge stockholders to "Find" the status quo unacceptable, "Fight" years of value destruction and squandered opportunities, and "Follow" our call to action**

- **Vote AGAINST the re-election of Peter J. Crowley and Michael D. Kishbauch to the Progenics Board of Directors (the "Board") at the Annual Meeting**

- **By voting AGAINST Mr. Crowley, as Chairman of the Board who we believe is largely responsible for the overall lack of accountability at Progenics, and Mr. Kishbauch, as Chairman of the Nominating and Corporate Governance Committee, who oversaw the rejection of our nomination of director candidates, and who together represent the sole members of the Compensation Committee that has approved excessive compensation, stockholders will be sending a strong message to the Board that meaningful change is required**

  — PGNX has a director resignation policy in place for uncontested elections pursuant to which each director submits a contingent resignation that becomes effective if he or she fails to receive a sufficient number of votes for re-election and the Board accepts the resignation. We believe the failure of the Board to accept any such tendered resignations that may result from the Annual Meeting would be an egregious violation of proper corporate governance

- **Vote AGAINST approving the compensation of the Company's named executive officers**



Image Source: AZEDRA.com.

Situation Overview

- **Velan Capital, L.P. ("Velan Capital"), including the other participants in its call for change ("Velan", "Velan Group", or "we"), collectively own 9.3% of the outstanding shares of Progenics**
  - As the Company's second largest stockholder, our goal is to maximize long-term value for ALL stockholders

- **We felt compelled to take an active role at Progenics because of several concerning issues:**
  - The highly valuable assets of PGNX have been hampered by years of operational and strategic missteps under the incumbent Board. Most importantly, cancer patients have been unable to receive timely access to vital treatments
  - Under the current Board, the Company's stock price is down on a relative and absolute basis over nearly every relevant period of measurement covering years, if not decades
  - Despite this record of poor operational performance and stockholder value destruction, the Board, in our view, behaves as if they do not believe there is a reason for concern giving 100% and 91% performance scores in 2017 and 2018, respectively, and rewarding both management and the Board with excessive compensation

- **Velan's outreach to Progenics involved several attempts to engage constructively (including multiple private letters describing important issues and the nomination of highly-qualified director candidates that was invalidated under the direction of Messrs. Crowley and Kishbauch), which we believe were not reciprocated in good faith by the Board**

- **Velan strongly believes the status quo must meaningfully change in order for all stakeholders to realize the substantial value potential of the Company, which has been stifled by its misguided Board**

> **The first step to achieve needed change is to instill overdue accountability in the boardroom, starting with the removal of Messrs. Crowley and Kishbauch, who together own <u>ZERO</u> shares of common stock**

Note: Share ownership excludes shares underlying exercisable options. See Appendix for additional detail on engagement between Velan and Progenics.

Introduction to Velan Capital

- **Velan Capital is a private investment partnership that strives to optimize long-term value creation**

  — All of its capital comes from its principals (not passive investors)

  — We are truly long-term owners and not agents

- **Focus on undervalued healthcare companies with a particular expertise in the specialty pharmaceutical industry**

- **Velan's team and director candidates have extensive experience and stellar track records, which we believe would have bolstered the credibility of, and brought much needed accountability to, the Progenics Board**

  — Founded, operated and successfully exited five specialty pharmaceutical companies since 2010, which sum to several billions of dollars in returns for investors

- **A history of actively working with management teams and boards to support growth and build successful businesses**

- **<u>Velan had never undertaken an activist campaign in a public company until now</u>**

  — The value creation opportunity being squandered by the PGNX Board is so egregious, it spurred us to action

Velan's Objective: Creating Value Where Opportunity Lies

Progenics' Board: An Ugly Report Card

	Peter Crowley (Chairman & Chair of Compensation Committee)	Michael Kishbauch (Chair of Nominating & Governance Committee & Member of Compensation Committee)	Mark Baker (CEO & Director)
Board Tenure	10+ years	5+ years	~10 years
Total Stockholder Return (TSR) During Board Tenure[1]	**~(45%)**	**~(30%)**	**~(25)%**
Lives Saved During First 10 Years of Mr. Crowley's Tenure	0	0	0
Losses Accumulated	**~($330mm) since 12/31/08**	**~($170mm) since 09/30/13**	**~($480mm) since 06/30/05**
PGNX Stock Ownership[2]	**0%**	**0%**	**0.2%**
Compensation Awarded During Tenure at Progenics	~$3mm	~$1mm	~$20mm

Messrs. Crowley & Kishbauch have failed Progenics stockholders and patients for far too long. Board change is required to hold CEO Mark Baker accountable

Source: FactSet, Company filings and press releases as of June 14, 2019.
(1) TSR from date appointed to the Board through the close of business on June 14, 2019.
(2) Excludes shares underlying exercisable options.

Squandered Opportunities

MIP-1095

- **MIP-1095 is a radiopharmaceutical that binds to prostate cancer cells to deliver highly targeted radiation**

- **MIP-1095 was acquired in January 2013 with strong clinical data already in hand**

  — MIP-1095 laid dormant and remained undeveloped by Progenics until the license of a competing product (PSMA-617) by competitor Endocyte, Inc. in 2017 and its successful monetization in 2018

  — Endocyte, Inc., in contrast, created substantial value in the platform within a year of licensing PSMA-617, culminating in its sale to Novartis Pharmaceuticals Corporation for approximately $2.1 billion

- **<u>The Board squandered its strong position and the opportunity to be first to market by sitting idly and not recognizing or advancing the value of its pipeline</u>**

AZEDRA

- **AZEDRA is a radiopharmaceutical targeting rare neuroendocrine tumors that is the first FDA-approved product for its orphan indication**

- **<u>Progenics received approval for AZEDRA in July 2018 and took TEN MONTHS to dose a patient</u>**

- **We could not find <u>ONE</u> other launch that has gone this long without a patient dosed**

- **Management has little to no experience in the manufacturing and commercialization of complex pharmaceuticals**

Source: SEC filings and press releases.

Many Stockholders Share Velan's Views

- **Numerous stockholders have reached out to Velan to express similar views and frustration regarding the Company's lack of engagement and execution**

BOARD
"The Board is truly a rubber stamp"
"'Abysmal' is I think the term to describe them"
"Weak share price over long time…clearly suggests that changes are in order or need to be in order…"
"…it seems like the transparency they promised went by the way side"

STRATEGY
"Never understood this company…have good assets but they don't move"
"Untapped asset that is not being shepherded in the right way"
"[AZEDRA's launch]…which is admittedly slower than we would have seen and I think the Company would have too…"

MANAGEMENT
"Here it's pretty egregious, pure and simple…these guys are doing what benefits them…have no interest in what shareholders think"
"When you talk about management, there is probably some level of improvement that could be made there…"
"Has to be about creating shareholder value and not sitting in the freedom towers pissing away shareholder money…"

ENGAGEMENT WITH STOCKHOLDERS
"We have had several meetings with them and I only leave meetings with them extremely frustrated that 1) they don't know what's going on, 2) they don't know how to launch a drug, 3) their communications are atrocious, and 4) they don't have much to communicate"
"I have written and called the Company directly, [but] not even a note responding back to me in all these months I have tried"

Each stockholder interaction has reinforced Velan's urgent call for real change

Note: Permission to quote from such stockholders was neither sought nor obtained. Quotes from conversations in April and May 2019.

Velan's Rationale for Change

PERFORMANCE, STOCKHOLDER & GOVERNANCE ISSUES

DISMAL SHARE PRICE PERFORMANCE

ENTRENCHMENT-MINDED TACTICS & EGREGIOUS GOVERNANCE PRACTICES

INEFFECTIVE OVERSIGHT OF UNDERQUALIFIED & OVERPAID MANAGEMENT

LACK OF TRANSPARENCY

OPERATIONAL CONCERNS

BOTCHED COMMERCIAL EXECUTION

QUESTIONABLE CLINICAL PROGRAM DECISION MAKING

INEFFICIENT FINANCIAL MANAGEMENT

Performance, Stockholder & Governance Issues

Dismal Share Price Performance

Stock Price Reflects Poor Execution

- **PGNX has underperformed on both an absolute and relative basis over almost any time period**
  - Since 2009: when Messrs. Crowley and Baker joined the Board
  - Since 2013: when Mr. Kishbauch joined the Board
  - In more recent years while AZEDRA approval and launch were delayed and MIP-1095 sat neglected since 2013



Over the long term, the market's voting _and_ weighing machines have spoken

Source: FactSet as of June 14, 2019.

Dramatic Relative Underperformance

PERFORMANCE VS. INDICES SINCE 2009



600%
500%
400%
300%
200%
100%
0%
(100%)
NASDAQ Biotech Index (Total Return)
NASDAQ Composite (Total Return)
PGNX
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19

PERFORMANCE VS. ENDOCYTE SINCE LICENSE FOR PSMA-617 IN OCTOBER 2017



1,700%
1,500%
1,300%
1,100%
900%
700%
500%
300%
100%
(100%)
ECYT
PGNX
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19

Per PGNX's proxy "…our stock price is a meaningful measure of our progress…"

Source: Company filings, FactSet and Bloomberg as of June 14, 2019. Comparison to Endocyte, Inc. begins as of September 29, 2017, the day prior to its licensing announcement. Endocyte was acquired on December 21, 2018; stock price is held constant after that date.

Weak Track Records In Other Roles As Well

- **Mr. Kishbauch has served on three other public company boards in the past ten years**
  - Achillion Pharmaceuticals, Inc. – appointed as director in July 2004 (served as President & CEO until May 2013)
  - Catabasis Pharmaceuticals, Inc. – appointed as director in April 2016
  - TetraLogic Pharmaceuticals Corporation – appointed as director in November 2014

ACHILLION STOCK PERFORMANCE		CATABASIS STOCK PERFORMANCE		TETRALOGIC STOCK PERFORMANCE	
IPO Price in 2006	$11.50	Price on April 5, 2016	$48.00	Price on November 7, 2014	$3.95
Current Price	$2.79	Current Price	$5.89	Price Upon Sale on December 29, 2016	$0.12
Stock Price Decline During Mr. Kishbauch's Tenure	**(76%)**	**Stock Price Decline During Mr. Kishbauch's Tenure**	**(88%)**	**Stock Price Decline During Mr. Kishbauch's Tenure**	**(97%)**
Common Stock Currently Held by Mr. Kishbauch	0 shares	**Common Stock Currently Held by Mr. Kishbauch**	0 shares	**Common Stock Held by Mr. Kishbauch at End of Tenure**	0 shares
2018 Director Compensation	$118,100	**2018 Director Compensation**	$66,854	**2015 Director Compensation**	$92,778

Mr. Kishbauch's oversight of underperforming companies and misalignment with stockholders applies to all of his public director roles, not just Progenics

Source: SEC filings and press releases of referenced companies, and FactSet as of June 14, 2019.
Note: Stock ownership excludes shares underlying any awards granted to Mr. Kishbauch as a director of the referenced company.

Exodus of Investors and Analysts

- **Over the past five years, Progenics has had numerous notable healthcare investors exit their position**
  - 2015: Lord Abbett and Tiger Management
  - 2016: Highbridge Capital
  - 2017: Broadfin Capital and Wellington Management
  - 2018: Baker Brothers, Fidelity Management & Research and Tudor Investment
  - 2019: Armistice Capital and Federated Global Investment Management

- **Equity analyst turnover has also been an issue:**

Broker	Analyst	Rating Date		Rating*
Mean		22 May '19		Buy (1.00)
Needham	Chad Messer	09 May '19		Buy →
National Securities Corp	Jonathan Aschoff	09 May '19		Buy →
BTIG	Timothy Chiang	09 May '19		Buy →
Credit Suisse	Martin D. Auster	-		-
Excluded				
Brookline Capital Markets		16 May '19		Dropping
Jefferies	Biren Amin	09 May '19		Not Available
Opus National Capital Markets	Jonathan Aschoff	08 Nov '18		Buy →
Cantor Fitzgerald	William Tanner	10 Jul '18		
Aegis Capital Corp		09 Nov '17		Dropping
Brean Capital, LLC		18 Oct '16		Dropping
Stifel Nicolaus		22 Jun '15		Dropping

*Revision Indicator is based on Modification Date

Several analysts and investors have ceased involvement with the Company, perhaps having grown tired with persistent underperformance

Source: NASDAQ, FactSet as of May 2019.

Performance, Stockholder & Governance Issues

Entrenchment-Minded Tactics & Egregious Governance Practices

Velan's Outreach to Progenics Repeatedly Dismissed

- **In 2018 and early 2019, Velan reached out to Progenics management on multiple occasions**
  - After a telephonic meeting in November 2018 and an in-person meeting in January 2019, the Company went silent despite Velan's continued outreach

- **In February and March 2019, Velan sent multiple letters to the Company**
  - Progenics acknowledged receipt but did not comment on Velan's cited issues or attempt to resolve these issues

- **Only after Velan requested information to nominate directors did Messrs. Crowley and Baker agree to meet**
  - This meeting was met with minimal engagement and zero follow-up from the Board

AFTER VELAN'S NOMINATION, THE BOARD, IN OUR VIEW, CONTINUED TO BE EVASIVE AND PLAY GAMES

- **Did not actively or substantively engage with Velan, and neglected multiple requests to set a record date**

- **Invalidated nomination on a technicality given Velan's share ownership in "street" rather than "record" name, even though the Board knew Velan was a large stockholder through prior communications and correspondences**

- **Progenics asked if we wanted to cancel interviews with our nominees after publicly invalidating our slate**

- **Failed to engage in good faith negotiations**
  - Despite our sincere efforts to reach a collaborative solution, including our repeated extensions for the Board to respond to our proposals and our willingness to keep our dialogue private during this time, we found the Board's responses to our proposals to be wholly inadequate and not reflective of what we view as engaging in good faith given the Board showed virtually no movement in its counter-proposals, particularly as it relates to Board composition

We believe the Board has displayed a brazen unwillingness to engage constructively or in good faith

Progenics' Invalidation of Our Nomination

- **The Company's Bylaws require that only stockholders of record may nominate director candidates**

- **On March 15, 2019, the date Velan submitted its nomination, it beneficially owned shares of Progenics in "street" name. While Velan is currently a stockholder of record of Progenics, it was not a stockholder of record on the date it submitted its nomination pursuant to the Company's Bylaws**

  — In an effort to be transparent, we provided proof of Velan's ownership in "street name" as part of the nomination package and thereafter provided additional confirmations as requested by the Company

- **Despite our attempts to engage privately with Progenics following delivery of our nomination and the scheduling of interviews with our nominees, on April 22, 2019, Progenics delivered a letter to Velan, which it filed with the SEC, invalidating Velan's nomination of director candidates**

- **<u>A stockholder's right to nominate director candidates is an important and long-standing part of the shareholder franchise</u>. We exercised this right because we believe change on the Board is required to address the Company's persistent underperformance and operational failures and to instill accountability in the boardroom**

- **Rather than address the concerns of one of its largest stockholders, the Board, under the direction of Messrs. Crowley and Kishbauch, as Chairman of the Board and Chairman of the Nominating and Corporate Governance Committee, respectively, chose to invalidate our nomination on a mere technicality, <u>which we believe serves to frustrate the shareholder franchise, preserve the status quo and entrench the Board</u>**

- **Moreover, the Board effectively stymied the chance for stockholders to vote on alternate and, in our view, superior director candidates**

Source: SEC filings.
Note: See Appendix for additional detail on the interactions between Velan and Progenics and the qualifications of Velan's former nominees.

Minimal Board Alignment & Ownership

- **Collectively, the non-executive directors own approximately 0.06% of Progenics common stock[1]**

- **Together, Messrs. Crowley and Kishbauch own ZERO shares of Progenics common stock[1]**
  - In 2018, Messrs. Crowley and Kishbauch earned $452,750 and $237,159, respectively
  - Meanwhile, PGNX's stock price declined 29% during 2018

- **Regardless of total stockholder returns, the Board is still heavily compensated; heads they win, tails we lose…**

	Share Ownership <u>Incl.</u> Options		Share Ownership <u>Excl.</u> Options
Peter J. Crowley	460,000	**ONLY OPTIONS**	0
Michael D. Kishbauch	160,342		0
Mark R. Baker	1,554,930	**~90% OPTIONS**	161,140
Velan Group	8,062,200	**TRUE ALIGNMENT**	8,062,200

Each $1.00 decline in stock price results in Messrs. Crowley and Kishbauch losing ZERO dollars, representing a severe misalignment of interests with Progenics stockholders

Source: Company filings.
(1) Share ownership excludes shares underlying exercisable options.

Board is Stale and Has Not Fulfilled Duties

- **Stale Board in need of fresh perspectives, more relevant track records and stockholder alignment**
  - Approximately 50% of the non-executive directors on the Board have lengthy tenure (over 10-20+ years)
  - Directors Crowley (Chairman) and Baker (CEO) have tenures of 10 years
  - Board lacks directors with successful commercialization experience

- **Questionable integrity & commitment**
  - Mr. Kishbauch has served on three other public boards: Achillion Pharmaceuticals, Catabasis Pharmaceuticals and TetraLogic Pharmaceuticals, whose stock prices have declined <u>76%, 88% and 97%, respectively, during his tenure</u>
  - Mr. Crowley was subject to an SEC order and a subsequent fine
  - <u>Mr. Baker fired an employee in 2008</u> after the employee stated he believed <u>Progenics was committing fraud against stockholders</u> and lost to employee who represented himself and won $5m in the whistleblower lawsuit. At one point, Mr. Baker became so heated during cross-examination <u>he responded to the employee, whose first language is not English</u> with the following: **"We are English-speaking people. We know how to read".** Why does the Board continue to stand behind CEO Baker despite these appalling actions and his atrocious performance?

- **Poor corporate governance practices**
  - Invalidation of large stockholder's nomination due to technicality rather than address legitimate concerns
  - CEO Mark Baker received a 23.3% vote against his re-election at the Company's 2018 Annual Meeting yet continues to be handsomely rewarded for his poor performance
  - Progenics recommended a vote against proposed amendments to the proxy access Bylaw provisions at the 2018 Annual Meeting, which would have enhanced the existing right for stockholders to nominate director candidates

- **Ineffective oversight of underqualified, underperforming and overpaid management team**

Source: Public articles, Company filings and http://www.americanlawyer-digital.com/americanlawyer-ipauth/201611flaip?article_id=1231747&pg=NaN#pgNaN.

Performance, Stockholder & Governance Issues

Ineffective Oversight of Underqualified & Overpaid Management

Ineffective Oversight of Unqualified Team

- **Mark Baker's biography**
  - "Mr. Baker, 63, Chief Executive Officer ("CEO"), joined us in 2005 as Senior Vice President & General Counsel and Secretary. In 2008, he was appointed Executive Vice President, Corporate, in 2009 became President and a director, and has been CEO since March 2011. From 2003 to 2005, Mr. Baker was Chief Business Officer, Secretary and a director of New York Trans Harbor LLC, a privately-held ferry operation in New York City. From 1997 to 2001, he was Executive Vice President, Chief Legal Officer and Secretary of Continental Grain Company, a privately-held international agri-business and financial concern. Prior thereto, he was a partner and Co-Chairman of the Capital Markets Group of the New York law firm, Dewey Ballantine LLP. Mr. Baker also serves as Chairman of the Board of Directors of the Brooklyn Bridge Park Conservatory. He has an A.B. degree from Columbia College and a J.D. from the Columbia University School of Law"

- **Mr. Baker's bio has a notable absence of medical, product commercialization, or scientific background**
  - We believe Mr. Baker lacks relevant industry experience to support his ability to prioritize appropriate programs, advance clinical products or successfully commercialize products and he has not demonstrated otherwise during his time at Progenics

- **Insufficient commercialization experience continues below Mr. Baker**
  - Outside of Bryce Tenbarge (SVP Commercial), no other members of the management team have commercial launch experience or have held a commercial senior leadership role in the pharmaceutical industry prior to joining Progenics
  - Mr. Tenbarge previously worked at Celldex Therapeutics, a development-stage company

> **The Board, led by Chairman Crowley, has failed at one of its most critical responsibilities – to hire senior executives with the experience and skill sets necessary to run a specialty pharmaceutical company**

Source: Company filings.

Rewarding Perpetual Underperformance

Performance Metric	Recent Events	Board's Assessment of Performance Goals in 2017 & 2018	Velan's Commentary
Commercial	■ AZEDRA PDUFA extended and subsequently approved in July 2018 ■ First patient dosed in June 2019 despite being "commercialization ready" in 2017 ■ Minimal disclosure regarding launch delay	133% / 80%	■ AZEDRA is a highly valuable asset with potential to fill an unmet need for cancer patients ■ We cannot identify a similar launch where it took more than TEN MONTHS from approval to patient dosing ■ Each day before launch is a day of exclusivity lost
Clinical Advancement	■ 1404 Phase 3 failure ■ MIP-1095 clinical advancement to Phase 2 only after watching Endocyte's success	100% / 100%	■ Starting development on an asset only after another one fails is not acceptable ■ Board should allocate resources to proper clinical assets from the outset
Business Development	■ Licensed European PyL collaboration for no upfront payment	50% / 75%	■ Divestitures for no upfront payment shows, in our view, a lack of commercial savvy or judgment
Financing & Expenses	■ Exceeded 2018 SG&A budget ■ Raised costly equity capital and subsequently filed shelf after share price declines	150% / 125%	■ Raising capital to cover cost overruns is only good for management paychecks ■ Such actions, including setting a cash balance goal, are fundamentally contradictory to stockholder interests in these circumstances

The Board should not be assessing management based on flawed goals and metrics – their achievements to date are thoroughly unsatisfactory

Source: Company filings and press releases.

Board Appears to Value Pay Over Science

- **Does the Board regard pay as a more pressing matter than scientific advancement and clinical success?**

  — In 2017, Progenics' Compensation Committee met more often than the Scientific Committee

  — In 2016, the Compensation Committee met twice as often as the Scientific Committee

  — In 2018, the Scientific Committee met more frequently than prior years but this was only during a year when 1404 failed its Phase 3 trial

    - It seemingly took a Phase 3 failure for the Board to properly and frequently convene the Scientific Committee

    - Even with a clinical failure, more work / meetings led to a 100% score in the Board's view. Does that seem right?

- **Furthermore, the majority of the Scientific Committee is comprised of members without a clinical background**

  — How can this committee make appropriate recommendations and provide accurate guidance?

Stockholders deserve an aligned Board that will instill true accountability, and in turn, accelerate patient access and create stockholder value

Source: Company filings.

Misaligned Compensation Program

- **Under Mr. Crowley, as Chair of the Compensation Committee, and Mr. Kishbauch, as the only other member of the Compensation Committee, the Board has approved outsized pay while value has been destroyed, representing a clear misalignment of interests with stockholders**

  — Annual incentives are 100% discretionary

  — Long-term incentives are 0% performance-based

  — Director pay is excessive and egregious

- **The Compensation Committee has determined that both the incumbent Board and senior management team deserve lucrative compensation in spite of lackluster performance**

  — In 2018 and 2017, the Board was paid over $7 million in compensation (including Mr. Baker's service as CEO)

  — $2.8 million of which was paid to non-executive directors, including over $800,000 to Mr. Crowley alone

Source: Company filings.

Annual Incentives are 100% Discretionary

- **The annual bonus is based on four metrics that are vague and entirely discretionary**

- **Each of the four targets required qualification from the Compensation Committee to justify payouts**

- **Even with the exclusion of an impairment charge related to failure of the 1404 program, the operating expense target was missed, yet the Committee deemed it to be "substantially met" and falsely claimed to have "managed operations within the Company's budget"; and for the cash target, the Company received $100 million from the proceeds of dilutive equity issuances in 2018**

  — Setting a cash balance target incentivizes stockholder dilution and deprioritizes investments for growth

---

The Compensation Committee's assessment for each goal was as follows:

- *Maximize value of AZEDRA* **(80% of target)**: AZEDRA was approved in July 2018. **Although there were no sales of AZEDRA in 2018, the Compensation Committee determined the Company partially met the goal** due to the build out of commercialization infrastructure, qualification of Centers of Excellence where AZEDRA will be administered, and establishment of pricing and reimbursement coding, and inclusion of AZEDRA in treatment guidelines. The Company also acquired the AZEDRA launch manufacturing facility in Somerset, New Jersey, which gives the Company more control of the AZEDRA manufacturing and distribution process. Additionally, the Company identified a lifecycle management development pathway to pursue multiple additional indications for AZEDRA.

- *Increase value of pipeline* **(100% of target)**: The Compensation Committee determined that, **while our 1404 Phase 3 study did not meet one of the two primary endpoints**, the Company did achieve a number of other objectives to help increase the value of its pipeline. Accomplishments include completing enrollment in Phase 2/3 of our PyL study, advancing Phase 3 of the Company's CONDOR study, completing regulatory filings in order to take steps toward advancing 1095 to a Phase 2 study, and advancing the planning for a RELISTOR proof of concept study in oncology.

- *Business development adds to the Company's pipeline* **(75% of target)**: **Although the Company did not complete a product or company acquisition during 2018**, the Compensation Committee determined that the Company partially met this goal due to the completion of an out-license with Curium to commercialize PyL in Europe.

- *Finance manages expenses and financing* **(125% of target)**: The Compensation Committee established a goal for the Company to end 2018 with at least $83 million of cash and to meet its operating expense target as per the Board approved budget of $64 million. The Company exceeded its cash target as it ended 2018 with $138 million in cash, and substantially met its operating expense target for the year with $65 million of operating expenses **excluding a non-cash impairment charge**.

Source: Company proxy (emphasis added).

Long-Term Incentives: 0% Performance-Based

- **The Progenics Compensation Committee grants long-term incentive awards exclusively in the form of stock options <u>without any performance-based conditions</u>**

- **Most shareholders, and leading proxy advisers ISS and Glass Lewis, don't consider options to be performance-based**

- **The Committee has granted CEO Mr. Baker more than 500,000 stock options valued at $2.8 million in the past three years, <u>while shareholder value has declined by more than 30%</u>**

- **We believe the Board must restructure the executive compensation program to be aligned with the long-term strategy and performance of the Company**

- **The Company reported stock-based compensation expense for 2018 of $5.2 million, which equates to 33% of the Company's $15 million revenue**

Source: SEC filings and FactSet.

Director Pay is Excessive and Egregious

- **For 2018, the median of director pay at Progenics was $237,000, excluding Chairman Crowley, who received more than $452,000 in 2018**

- **According to an ISS Board Practices Study in 2017, the median compensation for directors at Small Cap companies in the Pharmaceuticals, Biotechnology & Life Sciences industry was only $197,000**

- **According to a 2019 ISS analysis of director pay, the median total pay for directors at Small Cap companies was only $179,000**

- **This disparity is even more pronounced when considering the performance disconnect**

> *"[H]igh director pay may also raise questions regarding other governance issues such as director independence, where directors may be motivated, by above-market income, to remain on a board longer than is optimal for shareholders."*
>
> – 2017 ISS U.S. Board Practices Study

Director pay at Progenics is largely out of line with industry practice and inappropriate for a company of its size

Performance, Stockholder & Governance Issues

Lack of Transparency

AZEDRA's Manufacturing Mystery

- **AZEDRA's manufacturing situation appears fine per the risk disclosures in the Company's 2018 10-K but physician feedback and two recent developments raise serious related concerns**
  - Manufacturing facility acquisition in February 2019 for $8 million
  - Contract manufacturing agreement in April 2019 (not formally disclosed by Progenics)

- **Why take these initiatives six months after FDA approval of AZEDRA?**

- **Are there issues at the Somerset facility given patients were not dosed until after the International Isotopes agreement was in effect?**

- **What are the steps (and its expected timetable) for the manufacture of AZEDRA?**

KEY OPINION LEADER ("KOL") / PHYSICIAN FEEDBACK	COMPARISON TO LUTATHERA MANUFACTURING
"I am ready to go…Company cannot supply product" *"…the rep told me [AZEDRA] is available only in mid-April"* *"[Progenics] is trying to manufacture the product but it's a different facility than [the facility] used in the clinical trials"*	■ **In contrast, Novartis / Advanced Accelerator Applications managed through a complex supply chain for Lutathera to ensure its success** — Opened manufacturing facility in 2016 (nearly two years before approval) ■ **Disclosed complex two-week manufacturing cycle** — One week to receive product from supplier — One week to manufacture and fill / finish

In the words of Mr. Baker, "radiopharmaceuticals, it's like baking bread, right?"

Source: SEC filings, conference calls and press releases.
Note: Permission to quote from such physicians was neither sought nor obtained. Quotes from conversations in February and March 2019.

Lack of Regulatory Clarity

- **Progenics has not been forthright with investors regarding the interactions with (and potential feedback from) the FDA on its Phase 2 clinical trial**

- **Progenics announced its decision to move MIP-1095 into Phase 2 trial in October 2018**

- **Progress is needed but why make the decision at that time?**

  — To date, Phase 1 results from Sloan-Kettering have <u>not</u> been published

  — The Board has spent six years with minimal disclosure on MIP-1095

- **Key questions remain unanswered**

  — When did the FDA discussions occur?

  — What was discussed with the FDA?

  — Was the trial design agreed upon?

  — Why wasn't a monotherapy arm considered in the trial design?

- **It is not uncommon for pharmaceutical companies to host conference calls dedicated to specific products / trials, even for Phase 2 programs, as it allows analysts and investors to ask relevant questions**

  — Select examples include Retrophin, Vanda and Zogenix

Source: Company filings and press releases.

Velan's Involvement Appears to be Making an Impact



1095: Multicenter Phase 2 trial initiated
Objective: Evaluating 1095 plus enzalutamide in metastatic castration-resistant prostate cance
(mCRPC) patients who are PSMA-avid, chemotherapy-naïve, and progressed on abiraterone
Primary Endpoint: PSA response rate according to Prostate Cancer Clinical Trials Working Group 3 (PCWG3) criteria
~15 sites in the US and Canada | Total planned subjects: N~120
Enrollment
Perform 18F-DCFPyl PET/CT
Randomization 2:1
I-131 1095 + enzalutamide vs enzalutamide
Stratification by risk group
I-131 1095 + enzalutamide QD
~1 year
Enzalutamide QD
Survival follow-up ~1 year
1095 Development Timeline
2019
2020
2021
ARROW Phase 2
Phase 2 Initiated
Q2 2019
Phase 2 Data Review*
Phase 2 Enrollment Complete*
Based on the early data in this open label study, we will evaluate initiating a pivotal trial of 1095 in 2020

AZEDRA's on-boarding process
Nuclear Medicine Readiness
Centers begin process following FDA approval
Administrative Readiness
Infrastructure
Sites must have adequate facilities (lead lined rooms) and adequate supplies (shielding) to treat with radiopharmaceuticals
Hospital Licensing
Must have a radioactive materials license and be licensed to handle I-131 to administer AZEDRA
Training
Intensive training on dose preparation, administration, radiation safety and dosimetry are required
Payer Reimbursement
No payer has declined coverage to date
Radio-Pharmacy
Unique, customized drug presentation across each nuclear center
Committee Approvals
P&T and Radiation Safety Committee approvals needed before product can be ordered
Center ready to Administer
Progress as of May 9:
12 treatment centers ready to treat; 22 treatment requests received
Remaining treatment centers expected to be ready to treat by year-end 2019 and to total ~30
Expected revenue in Q2 2019

We believe Velan's call for transparency has led to improvements in Progenics' June corporate presentation <u>but much more clarity and information is needed</u>

Image Source: Company filings.

Operational Concerns

Botched Commercial Execution

Promises at Time of AZEDRA's Approval

- **Upon its approval in July 2018, the Company stated that the nuclear, reimbursement and patient identification processes would take "weeks" not MORE THAN TEN MONTHS**

FDA APPROVAL PRESENTATION AND CONFERENCE CALL IN JULY 2018

"…I think you could view reimbursement as the process that will require the most time…but for the centers that participated in the trial or have an established center of excellence for pheo and para, it should be a smoother, quicker process."

"…from a nuclear medicine standpoint, that process will be completed in a matter of weeks for those centers [with AZEDRA clinical trial experience] that are further ahead on the curve"

"…eight-week timeframe really has to do only with the identification of appropriate patients, the ascertainment of their avidity and their dosimetry, and then ultimately their administration of the therapeutic dose."



FDA-approved and ready for commercialization
Commercial Launch - Key Activities
Establish differentiated and compelling product profile
Build team - Sales, Access, Medical
Identify and profile centers of excellence
Establish meaningful value proposition and engage payers
AZEDRA Service Connection and Support Hub

Source: Company filings, press releases and conference calls.

Overpromised and Underdelivered

- **In July 2018, Progenics stated:**
  - — AZEDRA was "ready for commercialization"
  - — Reimbursement should be a "smoother, quicker process" for centers that participated in the trial
  - — Patient identification and dosing should take "eight weeks"
  - — Nuclear process should take a "matter of weeks"
- **TEN MONTHS LATER, the Company dosed its first patient in June 2019**
  - — Investors still don't know what has caused the delay – payors, hospital committees, manufacturing, or other
- **Progenics should have been clear with investors throughout the launch, especially as months continued to pass**
  - — In our view, generalities and double negatives don't satisfy or meet the commercial disclosure standards set by nearly every other specialty pharmaceutical company

COMPANY PRESENTATION AND CONFERENCE CALL IN MAY 2019

"The majority of the centers that we have up and running were part of our clinical trial…our commercial team has done a great job of supporting the centers…not a single one is not moving ahead"

These three key activities are identical to the ones disclosed in July 2018, NINE MONTHS EARLIER, when it was supposed to be a "quicker process" that lasts "a matter of weeks"


AZEDRA launch is underway with progress in key commercial areas
Commercial launch – key activities
Establish differentiated and compelling product profile
Establish meaningful value proposition and engage payers
Centers of Excellence engaged and preparation on-going
Patients identified and scheduling has started

Source: Company filings, press releases and conference calls.

AZEDRA: Comparison to Similar Products

- **Progenics received approval for AZEDRA in July 2018 and dosed its first patient in June 2019**

- **We could not find <u>ONE</u> other launch that took more than TEN MONTHS to dose a patient**

- **With no Orange Book patents, each day AZEDRA was delayed was a day lost of its FDA orphan drug exclusivity**

COMPARISON OF PRODUCT LAUNCHES – ANTINEOPLASTIC RADIOPHARMACEUTICALS			
	Xofigo radium Ra 223 dichloride INJECTION	**LUTATHERA** (lutetium Lu 177 dotatate) injection, for intravenous use	**AZEDRA** iobenguane I 131 solution for intravenous use
Indication	Castration-Resistant Prostate Cancer	Select Neuroendocrine Tumors	Select Neuroendocrine Tumors
Approval Date	May 2013	January 2018	July 2018
First Patient Dosed	**Same Quarter as Approval**	**Same Quarter as Approval**	**Ten Months Post-Approval**
Net Sales in First Year	$55 million (appx. six months)	$167 million	N/A; No Guidance Provided

> **How is AZEDRA's launch "proceeding as expected" and how can Progenics management or the Board be "pleased" with its progress?**

Source: Company filings, press releases, Q1 2019 earnings transcript and FDA Orange Book.
Note: Lutathera net sales reflects global performance as Novartis does not break out U.S. net sales; in 2018, Lutathera U.S. had 1,400+ new patients and 100+ centers actively prescribing.

Physician Perspectives & Patient Impact

- **Physician feedback regarding AZEDRA's launch illustrates the lack of experience and oversight at Progenics**
  — Progenics even stated on its Q1 2019 earnings call "we're gaining experience with the drug"

- **KOLs and physicians we spoke with heard from the Company's sales reps initially after approval in July 2018 at which point AZEDRA was "commercialization ready" per the Board's judgment**
  — However, soon after, sales reps visits halted per our conversations with physicians

"the Company ghosted us"	*"the Company went M.I.A"*
"I am still using compounded MIBG"	*"Haven't seen a rep or anyone from the Company since last year"*

- **AZEDRA has a clear advantage in physicians' eyes, yet the Company cannot execute on its commercial launch**
  — It seems that payors and physicians will favor an approved therapy over a compounded alternative

"I don't think it's worth having both [AZEDRA and MIBG]...the decision is once we've got it up and going to go with the AZEDRA"

Each physician interaction has reinforced to us that, despite favorable dynamics, patients are unable to obtain acceptable access to AZEDRA under the status quo

---

Note: Permission to quote from such physicians was neither sought nor obtained. Quotes from conversations in February, March and May 2019.

Operational Concerns

Questionable Clinical Program Decision Making

MIP-1095: Blind But Now I See

- **In the six years since acquiring MIP-1095, arguably its most valuable asset, we believe the Board has shown continual neglect and a lack of urgency**

STANDING STILL AND WATCHING THE COMPETITION PASS BY

- **It appears to have taken the foresight of Endocyte and its acquisition by Novartis for the Progenics Board to realize the intrinsic value of MIP-1095 and begin Phase 2 development efforts**

- **Endocyte licensed PSMA-617 and approximately one year later was acquired by Novartis for ~ 17x return**

- **Only then did Progenics finally begin a Phase 2 program for MIP-1095 while suing Endocyte for IP infringement**

  — Lawsuits (even if successful) are unlikely to fully make up for value and time lost

LACK OF CLINICAL PROGRESS & TRANSPARENCY

- **To this day, the clinical data referenced in the Company's corporate presentation is from subjects treated between 2011 and 2013**

- **The Company stated an intent to begin a Phase 2 study in October 2018 (the trial initiated in Q2 2019)**

  — Did not disclose what was discussed with FDA or results of Phase 1 study initiated in 2017

  — Many questions remain open, especially related to trial design (e.g., FDA feedback, monotherapy arm options)

Under the oversight of the Board led by Chairman Crowley, the Company has lost years worth of time – we fear that without meaningful change and accountability, these delays may continue

Source: Company filings and press releases.

AZEDRA: Advanced at Glacial Pace

- **Progenics acquired AZEDRA from MIP in January 2013**

  — In November 2013, Progenics announced it was "relaunching the registrational trial"

  — In January 2015, Progenics noted that it had dosed the first subject since trial was resumed

    - <u>Similar to its commercial struggles, it took Progenics more than a year to dose its first patient since announcing the trial relaunch</u>

- **This trial had previously enrolled 41 patients who received a therapeutic dose prior to Progenics' acquisition**

- **Progenics announced positive topline results in March 2017 covering 68 patients receiving at least one therapeutic dose**

  — It took Progenics more than four years to relaunch the AZEDRA trial and treat 27 incremental patients

- **<u>AZEDRA was handed to Progenics with much of the legwork done with 60% of trial patients treated and a Special Protocol Assessment in place with the FDA</u>**

  — Nevertheless, AZEDRA was not approved until more than five years after its acquisition

We believe this clearly shows the Board's lack of urgency in delivering life-saving drugs for cancer patients

Source: Company filings and press releases.

Operational Concerns

Inefficient Financial Management

Poor Budget Containment / Enforcement

- **The Company has not disclosed numerous financial details that we believe would help analysts and investors assess the Progenics opportunity and monitor performance**

- **However, based on available disclosures, we can symbolically observe wasteful spending**

- **For example, Progenics' Manhattan headquarters contains 26,000 square feet of space; why is it necessary to have so much office space in one of the priciest zip codes in the world?**

  — In response to our questioning during a meeting, Mr. Baker stated that "the impression the Company creates is important for a commercial company"

  — We believe that is an easy comment to make when it isn't your capital at stake and stockholder dilution is seen as an avenue to keep the expenses covered

- **Excessive compensation to senior executives without corresponding levels of execution is highly inappropriate**

- **In 2018, the Board considered the financing and expenses corporate goal to be "substantially met" while reporting SG&A and development expenses, *excluding one time write-offs*, north of $60 million (which exceeded its undemanding internal budget); the Company cannot even maintain expenses within its own bloated budget**

- **The Q1 2019 earnings report illustrated an alarming continuation of high cash burn with little to show in the form of topline progress**

We believe that prudent expense management would ultimately result in more favorable returns to Progenics stockholders

---

Source: SEC filings and Velan Capital discussions with Progenics senior management and Board.

Capital Allocation Concerns

- **In our meeting on March 25, 2019 with Messrs. Crowley and Baker, Mr. Baker launched into a series of flawed statements around the purported drawbacks of certain nondilutive financing alternatives and seemed to express a preference for extensive (and dilutive) equity offerings**
  - Raising costly equity capital allows management to keep wasting financial resources at stockholders' expense
    - According to Bloomberg, Progenics' cost of equity is over 5x more expensive than its cost of debt (after-tax)
  - Mr. Crowley (the supposed financial expert on the Board) appeared resolute in his concurrence

- **In 2017, Progenics had the option of drawing an incremental $50 million of non-recourse borrowing secured solely by Relistor royalties, yet the Company declined to pursue this low-risk and non-dilutive source of funding, eventually resorting to more costly equity issuances**
  - Mr. Baker and Mr. Crowley apparently did not understand or incorporate the meaning or implications of solid credit coverage ratios or "non-recourse" structures
  - The magnitude of Relistor royalties backing such financing would have been more than ample to cover required debt service under twice as much borrowing, as admitted by Mr. Baker during our meeting
  - Even a hypothetical default scenario should not impair the remainder of the Company's corporate assets
  - Rather, by enhancing the Company's cost of capital, we believe value would likely be *created*

- **We believe there remains significant room to secure further funding against the Relistor royalties (let alone other assets), in a low-risk and lower-cost manner that would enable stockholders to retain and augment upside**

- **Instead of holding management accountable for poor decision-making, the Board again awarded senior management excessive compensation**

> ## Capital allocation is a crucial Board responsibility, yet we believe there is an absence of sophistication needed to lower cost of capital and improve returns

Source: SEC filings, Bloomberg and Velan Capital discussions with Progenics senior management and Board.

Persistent & Unnecessary Dilution

- **Since Chairman Crowley's reign began in 2009, Progenics has completed equity financings raising more than $200 million, which currently represents over 50% of the Company's fully-diluted equity value**
  - In 2018 alone, ~$100 million of dilutive equity was raised

- **Furthermore, in June 2019, the Board elected to pay its AZEDRA milestone in stock (vs. option to pay cash)**
  - The Board issued 1.63 million shares of Progenics common stock at approximately $4.20 per share

- **Stockholders had been waiting TEN MONTHS for an AZEDRA patient to be dosed, and when it happened, the Board harmed stockholders by choosing further dilution**
  - The Board chose to issue dilutive equity rather than use its ample balance sheet cash reserves of ~$110 million

- **The Board's election to further dilute stockholders signifies two alarming issues to us:**
  - The Board may not believe in the long-term potential of Progenics
  - The directors do not own a material amount of Progenics stock, so dilution is not consequential to them[1]

- **Unfortunately, the Board and management have another glaringly misaligned reason to issue stock:**
  - In 2018, Messrs. Crowley and Kishbauch set a year-end cash balance goal, and we suspect they did so again for 2019 corporate goals
  - Setting this goal without requiring the cash to come from operational improvement incentivizes management to achieve milestones in the form of dilutive stock issuances (and deprioritizes growth investments)

- **By further diluting stockholders, the Board actually provided management with higher bonuses than would otherwise have been paid**

> ## We believe an aligned Board is urgently needed to drive stockholder value at Progenics

Source: SEC filings and FactSet as of June 14, 2019.
(1) Share ownership excludes shares underlying exercisable options.

Conclusion

Now is the Time for Much Needed Change and Accountability at Progenics

- **We believe Progenics' value resides primarily with its RELISTOR royalties, approved drug AZEDRA, net cash, and pipeline (particularly the 1095 and PyL programs)**
- **However, it is critical to efficiently direct appropriate resources towards effective development, utilization, and ultimately the monetization of these main assets**
- **We believe diversions that are unlikely to generate a satisfactory return, such as the AI technology programs, should be re-examined and represent strong candidates for discontinuation**
- **<u>A shakeup of the Progenics Board is a necessary catalyst for change</u>**



Lost ground to now well-funded competitor despite head start
Substantial cash burn, inefficient expense structure
Persistent dilutive financings, misallocation of capital
Insufficient productivity, continued execution issues
Historical and outstanding discontent among shareholders
Persistent share price weakness, on absolute and relative basis
REAL AND MEANINGFUL CHANGE IS IMMEDIATELY NECESSARY

The Board has exhausted reasonable runway and numerous factors make now the right time for improved, alternative paths for value creation

Your Choice and Voice Can Be Heard

- We believe change is desperately needed at Progenics

- The first step toward achieving this change is by making your voices heard at the upcoming Annual Meeting by voting **AGAINST** the re-election of **Messrs. Crowley and Kishbauch**

- By voting **AGAINST** Mr. Crowley as Chairman of the Board, who has overseen the destruction of significant stockholder value, and Mr. Kishbauch as Chairman of the Nominating and Corporate Governance Committee that rejected our nomination due to a mere technicality, and together as sole members of the Compensation Committee that has approved excessive compensation, stockholders will be sending a strong message to the Board that egregious corporate governance and entrenchment-minded actions, a lack of accountability and the destruction of stockholder value is no longer acceptable

- The Company has a director resignation policy in place for uncontested elections pursuant to which each director submits a contingent resignation that becomes effective if he or she fails to receive a sufficient number of votes for re-election at the Annual Meeting and the Board accepts the resignation. We believe the failure of the Board to accept any such tendered resignations that may result from the Annual Meeting would be an egregious violation of proper corporate governance, and in direct opposition to a clear stockholder directive

- The Company's slogan is "Find, Fight, and Follow" -- we suggest that stockholders "Find" the status quo unacceptable, "Fight" years of value destruction and squandered opportunities, and "Follow" our call to action by voting **AGAINST** the re-election of **Messrs. Crowley and Kishbauch** on the <u>GREEN</u> Proxy Card.

SEND A STRONG MESSAGE TO THE BOARD THAT STOCKHOLDERS WANT TO SEE CHANGE AT PROGENICS NOW!

Velan's Approach to Board Duties

- **Governance**
  - Instill culture of accountability, alignment, and analytical rigor
  - Proper assessment of management based on performance relative to ambitious corporate goals
  - Long-term, performance-based incentive plans, stock ownership requirements
  - Scrutinize management team, implement upgrades where necessary

- **Investor Relations**
  - Engage with key investors and analysts, respond to stockholder concerns
  - Work with management to provide better transparency on operational progress, FDA discussions, and financial guidance

- **Operational Performance**
  - More frequent and extensive involvement with team and strategic decisions
  - Intense focus on efficient execution (AZEDRA commercialization, 1095 / pipeline development)
  - Improve KOL outreach and incorporation of feedback
  - Pursue extensions of intellectual property / IP longevity

- **Capital Allocation and Financial Management**
  - Review and optimize budget (expense discipline and structure)
  - Reprioritize investments from non-core activities (AI, 1404, other)
  - Explore non-dilutive financing alternatives, including creative credit, M&A, and business development options

Weighing Key Takeaways



PGNX PRO FORMA

Leadership and Oversight: Boosted accountability and credibility, deeper qualifications, complementary perspectives and relationships

Newfound Focus on Execution: Commercialization and development progress, expense efficiency

Financial Sophistication: Optimal capital allocation and financing strategies

Alignment: "Skin in the game" and responsiveness to stockholder concerns

PGNX STATUS QUO
(Unacceptable)

This is a rare moment.

Accountability, management oversight and stockholder alignment tip the scale in favor of enduring success

Vote to Protect the Value of Your Investment on the <u>GREEN</u> Proxy Card TODAY

Vote AGAINST Messrs. Crowley and Kishbauch Given the Lack of Accountability and Stockholder Alignment, and Egregious Corporate Governance Practices

Vote AGAINST the Compensation Proposal Given the Persistent Underperformance and Misalignment with Stockholders

Appendix

Background to Velan's Solicitation

- After having followed the Company and its predecessors for years, Velan initiated its current investment in July 2018 and initially interacted with representatives of the Company during a telephonic conversation on November 29, 2018.

- Over the ensuing months, Velan pursued further due diligence related to the Company, which included consultations with several third parties, including key opinion leaders ("KOLs") and other industry participants.

- On January 7, 2019, Velan met with Patrick Fabbio, Chief Financial Officer of the Company, at the annual J.P. Morgan Healthcare Conference. After this meeting, Velan contacted the Company's management on multiple occasions to schedule further interactions but did not receive any response or acknowledgment from the management team.

- On February 18, 2019, Velan sent a letter to the Board expressing disappointment with the Company's lack of responsiveness to the attempted outreach of an interested stockholder, highlighting certain important issues that Velan had sought to cover with senior management.

- On February 22, 2019, Peter Crowley, Chairman of the Board, responded to Velan's letter noting the Board had yet to review or consider Velan's observations.

- On March 7, 2019, Velan sent another letter to the Board noting Velan's disappointment in the continued lack of response and engagement from the Company. As a result, Velan requested the documentation required in order to nominate directors for election to the Board. In this letter, Velan made clear its preference to work constructively with the Board.

- On March 8, 2019, Mr. Crowley responded to Velan's letter of March 7, 2019, proposing a meeting between himself, Velan and Mark Baker, Chief Executive Officer and a director of the Company.

- On March 13, 2019, Mr. Venkataraman had a telephone conversation with the Mr. Crowley. During the call, Mr. Venkataraman discussed his views on the Company (including its management team) and noted Velan's willingness to work with the Company. Mr. Venkataraman felt that Mr. Crowley acknowledged that execution was meaningfully lacking, though Mr. Crowley later disputed this account.

- On March 15, 2019, given the limited engagement and openness believed to be shown by the Company, Velan nominated six candidates for election to the Board at the Annual Meeting, including Messrs. Venkataraman, Nohria, Sarpangal, Melkonian, Cooke and Matthew Heck, in order to facilitate stockholder involvement and value creation.

- On March 25, 2019, Messrs. Venkataraman and Sarpangal met with Messrs. Crowley and Baker in New York City to discuss the issues and concerns highlighted by Velan. During this meeting, Velan disclosed that it owned approximately four percent (4%) of the Company's outstanding shares, which included a significant amount of stock purchased immediately following the Company's fourth quarter 2018 earnings call, and that while already one of the Company's large stockholders, there was a good chance that Velan might become one of the largest, if not the largest stockholder. Mr. Crowley stated they would consider the topics raised by Messrs. Venkataraman and Sarpangal at an April 1, 2019 meeting of the Board.

- On March 27, 2019, Velan sent a letter to Messrs. Crowley and Baker noting Velan's disappointment with the tone of the in-person meeting on March 25, 2019, and expressing hope that Velan's concerns and issues would be seriously considered by the Board. In order to facilitate any such review, Velan also shared a presentation highlighting various concerns, along with the benefits that Velan believed its nominees would provide.

Source: SEC filings.

Background to Velan's Solicitation (Cont'd)

- On March 27, 2019, the Participating Stockholders crossed the five percent (5%) ownership threshold, thereby triggering their obligation under the Securities Exchange Act of 1934 (the "Exchange Act") to file a Schedule 13D within 10 calendar days.

- On April 4, 2019, Mr. Crowley sent a letter to Velan confirming receipt of Velan's March 27, 2019 letter. Mr. Crowley did not indicate whether or not Velan's concerns were discussed at the April 1, 2019 meeting of the Board or provide any further feedback on the concerns Velan had raised.

- Prior to the Participating Stockholders' filing of their Schedule 13D on April 5, 2019, Mr. Sarpangal called Mr. Crowley multiple times to follow up on the March 25, 2019 meeting but the calls were neither accepted nor returned. The final call on April 4, 2019 was meant to inform the Company of the upcoming Schedule 13D filing.

- On April 5, 2019, the Participating Stockholders filed a Schedule 13D with the SEC reporting their collective beneficial ownership, as of the close of business on April 4, 2019, of 6,233,796 shares of the Common Stock, representing 7.4% of the Company's outstanding shares.

- Between April 7, 2019 and April 15, 2019, Mr. Fabbio and Velan engaged in email communications regarding scheduling interviews with the Company's Nominating and Corporate Governance Committee for Velan's nominees.

- On April 11, 2019, Mr. Sarpangal emailed Mr. Fabbio to schedule a brief phone call to discuss clarification questions related to the Company's financial profile. After not receiving a response for several days, Mr. Sarpangal emailed Mr. Fabbio again on April 14, 2019, after which Mr. Fabbio and Melissa Downs, the Company's Associate Director, Investor Relations, arranged a half hour phone call on April 15, 2019.

- On April 15, 2019, Mr. Fabbio provided a letter confirming the meeting dates for Velan's nominees and requesting clarification of Velan's share ownership at the time Velan's nomination materials were submitted.

- On April 16, 2019, Velan's outside counsel sent a letter to Mr. Fabbio responding to Mr. Fabbio's letter of April 15, 2019 and confirming Velan's ownership of its shares in the Company at the time its nomination materials were submitted and offering to provide any further confirmation the Company may request.

- On April 18, 2019, Dr. Nohria held a telephonic meeting with Michael Kishbauch, Chairman of the Nominating and Corporate Governance Committee, and Nicole Williams, a director of the Company, to discuss Dr. Nohria's qualifications for serving on the Board.

- On April 19, 2019, Mr. Melkonian held an in-person meeting in New York City with Mr. Kishbauch which included telephonic participation by Ms. Williams to discuss Mr. Melkonian's qualifications for serving on the Board.

- Between April 15-22, 2019, Velan and its outside counsel contacted the Company on multiple occasions seeking clarification of the correct record date. This outreach was ignored by the Company.

- On April 22, 2019, the Company delivered a letter to Velan, which it filed with the SEC, invalidating Velan's nomination of director candidates on technical grounds, thereby deeming Velan's nominees ineligible for election as directors at the Annual Meeting.

Source: SEC filings.

Background to Velan's Solicitation (Cont'd)

- On April 24, 2019, Messrs. Venkataraman, Heck, Sarpangal and Cooke held separate in-person meetings in New York City with Mr. Kishbauch and Ms. Williams to discuss their respective qualifications for serving on the Board. During Mr. Venkataraman's meeting, he again conveyed Velan's willingness to constructively engage with Progenics and requested a response from the Company by April 25, 2019.

- On April 25, 2019, the Company delivered a letter to Velan noting that the Board was considering Velan's request for a response.

- Following delivery of the Company's April 25th letter, outside counsel for each of Velan and the Company engaged in various discussions regarding the Company's responses to Velan's requests and Velan's desire for a swift response. Notwithstanding Velan's desire for a more immediate response, it requested that the Company respond to its requests no later than May 3, 2019.

- On April 30, 2019, Velan delivered a letter to the Company, within its rights as a stockholder of the Company under Delaware law, demanding production of certain of the Company's books and records, pursuant to Section 220 of the Delaware General Corporation Law.

- On May 1, 2019, the Participating Stockholders filed Amendment No. 1 to the Schedule 13D with the SEC reporting their collective beneficial ownership, as of the close of business on April 30, 2019, of 7,679,578 shares of the Common Stock, representing 9.1% of the Company's outstanding shares.

- On May 3, 2019, the Company responded to Velan's request, however, Velan does not believe the response reflects the level of change that it believes is necessary to drive stockholder value at the Company.

- On May 6, 2019, Velan delivered a letter to the Board and issued a press release expressing its concerns with the Company's persistent underperformance and poor corporate governance practices in light of the Company's invalidation of its nomination of director candidates. Velan also stated in the letter that despite its sincere efforts to work constructively with the Company, it has been left with no choice but to hold the Board accountable at this year's Annual Meeting.

- On May 7, 2019, the Participating Stockholders filed a preliminary proxy statement in connection with the Annual Meeting.

- On May 8, 2019, Velan issued a press release calling on the Company's management team and Board to increase the level of disclosure and transparency when Progenics reports first quarter results on May 9, 2019 and posed a series of questions to be answered by the Company on the earnings call. Velan also announced that it filed a preliminary proxy statement seeking stockholder support against the election of Messrs. Crowley and Kishbauch at the Annual Meeting.

- On May 13, 2019, Velan issued a press release calling on the Company's management team and Board to increase the level of disclosure and transparency to stockholders given Velan's belief that the Company failed to adequately respond to its series of questions and call for increased transparency on the Company's first quarter 2019 earnings call held on May 9, 2019.

- On May 17, 2019, Velan filed amendment no. 1 to its preliminary proxy statement in connection with the Annual Meeting.

- On May 21, 2019, Velan filed its definitive proxy statement in connection with the Annual Meeting.

Source: SEC filings.

Velan: Proposed Nominees

Bala Venkataraman: Mr. Venkataraman is an experienced operating executive and investor in the specialty pharmaceutical industry and is currently a Partner at Avego Healthcare Capital, LLC. Since 2013, Mr. Venkataraman has launched, financially sponsored, and successfully built four specialty pharmaceutical companies. Previously, Mr. Venkataraman was Co-Founder and Executive Chairman of Vidara Therapeutics until its sale to Horizon Pharma in September 2014. Prior to founding Vidara Therapeutics, Mr. Venkataraman was the Co-Founder and CEO of Alaven Pharmaceutical from 2003 until its sale to Meda Pharma in October 2010. Mr. Venkataraman also served as COO, CFO, and VP of Business Development, Strategic Planning and Operations at First Horizon Pharmaceutical (now Shionogi Pharma). Mr. Venkataraman holds numerous drug and formulation patents. Mr. Venkataraman holds an MS in Chemistry from Case Western University and an MBA from the Wharton School of the University of Pennsylvania.

Virinder Nohria: Dr. Nohria currently serves as Executive Chairman of the Board of Directors of multiple healthcare and pharmaceutical companies. He was previously a Director of Horizon Pharmaceuticals. Dr. Nohria co-founded Vidara Therapeutics in 2011 and most recently served as its President and Chief Medical Officer. In the past, Dr. Nohria was part of the founding team of Alaven Pharmaceutical and Alaven Consumer Health LLC and served as its Chief Medical Officer, Chief Compliance Officer and Executive Vice President from 2008 until its sale to Meda Pharma in October 2010. Additionally, Dr. Nohria worked for Eli Lilly on Zyprexa and at UCB, where he was clinical lead for submission and commercialization of Keppra in the United States. Between 2003 and 2005, he was Vice President and Chief Medical Officer of Xcel Pharmaceuticals where he led development of retigabine (ezogabine) for the treatment of epilepsy. Dr. Nohria is an experienced biotechnology entrepreneur and drug developer with a track record of success in the pharmaceutical and biotechnology sector. Dr. Nohria is a board-certified neurologist with special qualification in child neurology. His medical training was conducted at the University of Cambridge in England. His postgraduate training was completed in the United Kingdom and the United States at Duke University. He also holds a Ph.D. in Neuropharmacology and has authored many publications and book chapters.

We believe our nominees would have brought the skill sets and stockholder-alignment needed to improve the prospects of unlocking Progenics' potential

Velan: Proposed Nominees (Cont'd)

Matthew Heck: Mr. Heck is the original founder, CEO and a member of the Board of Directors of Sentynl Therapeutics, Inc. and has 25 years of experience in the pharmaceutical industry. At Sentynl, he has been the key driver behind M&A, financing, hiring and managing a profitable operation through its sale to Zydus Cadila Healthcare Ltd. Prior to Sentynl, Mr. Heck co-founded Victory Pharmaceuticals, Inc. and served as CEO and as a member of its Board of Directors. At Victory, he was instrumental in BD&L, financing, hiring and managing profitable operations through its M&A exit. Prior to Victory, Mr. Heck served as Vice President of Sales at Biovail Pharmaceuticals, where he built and managed its U.S. commercial operations. Mr. Heck joined Biovail in 2000 through its acquisition of DJ Pharma, where Mr. Heck served on the founding management team in a variety of commercial capacities, including Vice President of Sales. Prior to DJ, Mr. Heck held a variety positions in sales management, marketing and managed care functions at Dura Pharmaceuticals (acquired by Elan). Prior to joining Dura, Mr. Heck held multiple commercial roles at Dial Corporation. Mr. Heck earned his B.A. in Marketing with honors from the University of South Carolina.

Deepak Sarpangal: Mr. Sarpangal is the Managing Member of Sarpa Holdings and has nearly 20 years of diverse business and financial services experience. Prior to founding Sarpa, he was a Partner and founding member of the investment team at Marcato Capital Management, which during his tenure was recognized as S&P Capital IQ's Best Emerging Manager of the Year, Institutional Investor's Emerging Hedge Fund Manager of the Year, and Absolute Return's U.S. Equity Fund of the Year. Previously, he worked at leading multi-strategy firms, including as Principal at Capricorn Investment Group and investment professional with Farallon Capital Management. Earlier, Mr. Sarpangal was with Goldman Sachs' Principal Investment Area in New York and London, where he evaluated and executed private equity and mezzanine investments and served as a portfolio company Board Observer. He originally joined Goldman Sachs as an analyst in the High Technology Investment Banking Group and has also worked with Temasek Holdings in Singapore. He earned a BA in Molecular and Cell Biology from the University of California, Berkeley, where he was a Regents' Scholar, MA in Education from the Stanford Graduate School of Education, and MBA from the Stanford Graduate School of Business.

We believe our nominees would have brought the skill sets and stockholder-alignment needed to improve the prospects of unlocking Progenics' potential

Velan: Proposed Nominees (Cont'd)

Ryan Melkonian: Mr. Melkonian is the founder and managing partner of Melkonian Capital Management. With 25 years of investment experience, Ryan is responsible for overseeing the firm's investment portfolio (private equity, real estate and public markets) and chairs the investment committee. Ryan has been an investor in many public and private pharmaceutical companies including Alaven Pharmaceutical, Vidara Therapeutics and Sebela Pharmaceuticals. Prior to founding Melkonian Capital, Ryan spent nine years at First Long Island Investors, LLC where he was a principal and senior portfolio manager with oversight of $1 billion in assets invested across multiple asset classes. First Long Island Investors is a registered investment adviser that provides money management, investment banking and financial planning to high net worth families and institutions. From 1998 to 2000 he also was a partner at W.P. Stewart Asset Management, a leading money management firm with $12 billion in assets under management. Mr. Melkonian began his career as an analyst for Republic National Bank of New York. Ryan currently serves on the board of directors of Sebela Pharmaceuticals and Beach Bay Holdings. Mr. Melkonian is actively involved in a number of community and philanthropic organizations, including serving as the chairman of the board of Harboring Hearts Foundation as well as Cornell University ILR School's Advisory Council. Ryan is a Chartered Financial Analyst and received a B.S. from Cornell University and an M.B.A with Honors from Columbia University.

Terence Cooke: Mr. Cooke is a Senior Managing Director of Melkonian Capital and a member of the Investment Committee. He has over 20 years of business and investment experience spanning different asset classes and sectors. Prior to Melkonian Capital, Terence was a partner at Ford Financial Fund, a private equity fund focused on investments in distressed banks. He has also invested in public equities at Tudor Investment Corporation, been an equity portfolio manager at Harvard Management Company and had sell-side equity research roles at Goldman Sachs and Sanford C. Bernstein. Terence has a B.A. in Economics from Lafayette College and an M.B.A from the Wharton School at the University of Pennsylvania.

We believe our nominees would have brought the skill sets and stockholder-alignment needed to improve the prospects of unlocking Progenics' potential